SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 12b-25

                                      Commission File Number:
                                                               ---------------

                           NOTIFICATION OF LATE FILING

 (Check One):      Form 10-K [ ]   Form 11-K [X]   Form 20-F [ ]  Form 10-Q [ ]
[ ] Form N-SAR
            For Period Ended: December 31, 2002
                             -------------------------------------------------

[ ]                                       Transition Report on Form 10-K
[ ]                                       Transition Report on Form 10-Q
[ ]                                       Transition Report on Form 20-F
[ ]                                       Transition Report on Form N-SAR
[ ]                                       Transition Report on Form 11-K

            For the Transition Period Ended:
                                            ------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                        PART I--REGISTRANT INFORMATION

Full Name of Registrant:      FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN


Former Name if Applicable:


Address of Principal Executive Office (Street and Number):   1165 LESLIE STREET


City, State and Zip Code:   TORONTO, ON  M3C2K8

                       PART II--RULES 12b-25(b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                               PART III--NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


      Due to certain events affecting the availability of key personnel during and subsequent to the end of the reporting period, the registrant cannot, without unreasonable effort and expense, finalize and file its Form 11-K for the period ended December 31, 2002 on or before the prescribed due date.

                          PART IV--OTHER INFORMATION



      (1) Name and telephone number of person to contact in regard to this notification


      JOHN YOUNG                    (416)               441-4351
------------------------------------------------------------------------
       (Name)                    (Area Code)        (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X] Yes [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                  FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)


      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:         JUNE 26, 2003                     By: /s/ John Young
      -------------------------------              -----------------------------
                                                       Name:  John Young
                                                       Title: Executive Officer
                                                              of the Four
                                                              Seasons Hotels
                                                              Retirement Benefit
                                                              Plan


      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.








                                      -3-